                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                              Hadson Corporation
________________________________________________________________________________
                               (Name of Issuer)


                     Common Stock, par value $.01 per share
________________________________________________________________________________

                        (Title of Class of Securities)


                                 40501V 10 1
            _______________________________________________________
                                (CUSIP Number)

                        Robert Capps, Hadson Corporation,
        600 E. John Carpenter Freeway, Suite 201, Irving, Texas 75062-3977
________________________________________________________________________________

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                     2/10/95
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (9-88)

                                  SCHEDULE 13D

CUSP NO.  4501 V 101                                  PAGE   1   OF    4   PAGES


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SANTA FE ENERGY RESOURCES, INC.


   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]



   3      SEC USE ONLY




   4      SOURCE OF FUNDS*
          00

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)   [ ]



   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE



                          7    SOLE VOTING POWER
     NUMBER OF
       SHARES
    BENEFICIALLY
   OWNED BY EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH                10,395,655

                          9    SOLE DISPOSITIVE POWER

                               10,395,655

                         10    SHARED DISPOSITIVE POWER



          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
          10,395,655

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*  [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.47%

  14      TYPE OF REPORTING PERSON*

          CO



                      *SEE INSTRUCTION BEFORE FILLING OUT!

                        AMENDMENT NO. 2 TO SCHEDULE 13D


Item 2.   Identity and Background

         This statement is filed by Santa Fe Energy Resources, Inc., a Delaware corporation ("SFER") whose principal business address is 1616 South Voss Road, Suite 1000, Houston, Texas 77057. SFER is filing this report with respect to shares of common stock of Hadson Corporation ("Hadson") owned by SFER.

         SFER is making this filing because on February 10, 1995, SFER entered into a Securities Purchase Agreement (the "Agreement") by and among SFER, LG&E Energy Corp. ("LG&E") and Carousel Acquisition Corporation ("Carousel") pursuant to which SFER has agreed to sell all of its holdings of common stock of Hadson to LG&E and Carousel, subject to a number of conditions precedent.
In connection with the execution of the Agreement, SFER has granted to LG&E a limited irrevocable proxy by which SFER has granted LG&E the authority to vote its shares of common stock of Hadson Corporation in favor of the merger contemplated by the Agreement (described below). This Amendment No. 2 reflects SFER's shared voting power with respect to the Hadson Common Stock owned by SFER.

         During the last five years, SFER has not been a party to any proceeding or been subject to any judgment, decree or final order with respect to any federal or state securities laws.

Item 5.   Interest in Securities of the Issuer

         (a) & (b)

                                   Number of Shares            Percent
         Reporting Person         Beneficially Owned         of Class (1)

         SFER                         10,395,655               40.47%

         _____________________________________

         (1) Based on Shares outstanding.


         (c)     Not applicable.

         (d) SFER does not own any Common Stock of Hadson except as set forth above. To the best of the knowledge of SFER, no person other than the SFER has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by SFER.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described at Item 2 above, pursuant to the Agreement, SFER has agreed to transfer all of its common stock of Hadson to LG&E. In addition, pursuant to a Merger Agreement (the "Merger Agreement") by and among LG&E, Carousel and Hadson, Carousel will be merged with and into Hadson and Hadson will become a subsidiary of LG&E. In connection with the submission of the proposed merger to a vote of the security holders of Hadson, SFER has granted to LG&E a limited irrevocable proxy which allows LG&E to vote SFER's shares of Hadson common stock in favor of such merger.


Item 7.   Materials to be filed as Exhibits.

         Exhibit A - Stock Purchase Agreement
         Exhibit B - Limited Irrevocable Proxy

                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 1995


                                                 SANTA FE ENERGY RESOURCES, INC.




                                                         /s/ David L. Hicks
                                                 ______________________________

                                                           David L. Hicks,
                                                      Vice President, Law and
                                                           General Counsel

                         LIST OF EXHIBITS AND SCHEDULES


Exhibit 10.1 - Form of Agreement and Plan of Merger
Exhibit 10.2 - Form of Proxy
Schedule I - Account Information